                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              FAB Industries, Inc.
                                (Name of Issuer)


                          Common Stock, $.20 par value
                         (Title of Class of Securities)


                                    302747100
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 28, 2003
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302747100                                                  Page 2 of 8

-------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Barington Companies Equity Partners, L.P.

-------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)

-------- -----------------------------------------------------------------------
   3     SEC use only

-------- -----------------------------------------------------------------------
   4     Source of Funds                                                      WC

-------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware

----------------------------------- --------------------------------------------
                                    7     Sole Voting Power               96,862
  Number of Shares Beneficially
                                    --------------------------------------------
                                    8     Shared Voting Power**             none
     Owned by Each Reporting
                                    --------------------------------------------
                                    9     Sole Dispositive Power          96,862
           Person With
                                    --------------------------------------------
                                    10    Shared Dispositive Power**        none

-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   96,862

-------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                 1.8%

-------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             PN

-------- -----------------------------------------------------------------------

CUSIP No. 302747100                                                  Page 3 of 8

-------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Jewelcor Management, Inc.

-------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)

-------- -----------------------------------------------------------------------
   3     SEC use only

-------- -----------------------------------------------------------------------
   4     Source of Funds                                                      WC

-------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                             Nevada

----------------------------------- --------------------------------------------
                                    7     Sole Voting Power               35,759
  Number of Shares Beneficially
                                    --------------------------------------------
                                    8     Shared Voting Power**             none
     Owned by Each Reporting
                                    --------------------------------------------
                                    9     Sole Dispositive Power          35,759
           Person With
                                    --------------------------------------------
                                    10    Shared Dispositive Power**        none

-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   35,759

-------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)       less than 1.0%

-------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             CO

-------- -----------------------------------------------------------------------

CUSIP No. 302747100                                                  Page 4 of 8

-------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         RCG Ambrose Master Fund, Ltd

-------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)

-------- -----------------------------------------------------------------------
   3     SEC use only

-------- -----------------------------------------------------------------------
   4     Source of Funds                                                      WC

-------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands

----------------------------------- --------------------------------------------
                                    7     Sole Voting Power               35,760
  Number of Shares Beneficially
                                    --------------------------------------------
                                    8     Shared Voting Power**             none
     Owned by Each Reporting
                                    --------------------------------------------
                                    9     Sole Dispositive Power          35,760
           Person With
                                    --------------------------------------------
                                    10    Shared Dispositive Power**        none

-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   35,760

-------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)       less than 1.0%

-------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             CO

-------- -----------------------------------------------------------------------

CUSIP No. 302747100                                                  Page 5 of 8

-------- -----------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         Ramius Securities, LLC

-------- -----------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) X
                                                              (b)

-------- -----------------------------------------------------------------------
   3     SEC use only

-------- -----------------------------------------------------------------------
   4     Source of Funds                                                      WC

-------- -----------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware

----------------------------------- --------------------------------------------
                                    7     Sole Voting Power               96,469
  Number of Shares Beneficially
                                    --------------------------------------------
                                    8     Shared Voting Power**             none
     Owned by Each Reporting
                                    --------------------------------------------
                                    9     Sole Dispositive Power          96,469
           Person With
                                    --------------------------------------------
                                    10    Shared Dispositive Power**        none

-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**   96,469

-------- -----------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                 1.8%

-------- -----------------------------------------------------------------------
  14     Type of Reporting Person                                             OO

-------- -----------------------------------------------------------------------

CUSIP No. 302747100                                                  Page 6 of 8


THIS AMENDMENT NO. 1 AMENDS ITEMS 5, 6 AND 7 OF THE SCHEDULE 13D ORIGINALLY FILED BY BARINGTON COMPANIES EQUITY PARTNERS, L.P., JEWELCOR MANAGEMENT, INC., RCG AMBROSE MASTER FUND, LTD, AND RAMIUS SECURITIES, LLC (COLLECTIVELY, THE "REPORTING PERSONS") WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2003 (SUCH SCHEDULE, SO AMENDED, THE "SCHEDULE 13D"). THIS STATEMENT RELATES TO COMMON STOCK, $.20 PAR VALUE (THE "COMMON STOCK") OF FAB INDUSTRIES, INC., A DELAWARE CORPORATION (THE "ISSUER").

         Capitalized terms used herein have the meaning set forth in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The information previously provided in response to this Item 5 is hereby amended by adding the following:

(a) As of the date hereof, the Reporting Entities own an aggregate of 264,850 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock based upon the 5,238,015 shares of Common Stock reported by Fab Industries to be issued and outstanding as of April 15, 2003 in its Quarterly Report on Form 10-Q for the quarter ended March 1, 2003.

         As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 96,862 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

         As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 35,759 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         As of the date hereof, RCG Ambrose Master Trust, Ltd. beneficially owns an aggregate of 35,760 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 96,469 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

(b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

(c) Except as set forth above or in the attached Schedule, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information previously provided in response to this Item 6 is hereby amended by adding the following:

         On October 23, 2003, the Issuer announced that it had received a preliminary offer from a management-led buyout group to acquire the business of the Issuer, as a going concern. On October 28, 2003, Barington Capital Group, L.P., on behalf of the Reporting Persons, sent a letter to the Chairman and Chief Executive Officer of the Issuer, a copy of which is attached as Exhibit 2 (the "Barington Letter"). In the Barington Letter, the Reporting Persons expressed surprise as to the offer from management, and noted that the offer was 48% lower than the October 30th closing price of $7.15 per share of Common Stock, and also 60% lower than the Issuer's August 31, 2003 tangible book value of approximately $9.45 per share of Common Stock. The Barington Letter cited an expectation that the independent members of the Board of Directors of the Issuer will very carefully consider all of the Issuer's alternatives in light of their fiduciary duties and seek to maximize value for all of the Issuer's shareholders.

CUSIP No. 302747100                                                  Page 7 of 8


         The foregoing description of the Barington Letter is not, and does not purport to be, complete and is qualified in its entirety by reference to the Barington Letter, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The information previously provided in response to this Item 7 is hereby amended by adding the following:

Exhibit No.       Description
-----------       -----------

Exhibit 1* Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated March 7, 2003

Exhibit 2** Letter from Barington Capital Group, L.P. to FAB Industries, Inc. dated October 28, 2003

Exhibit 3** Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated November 4, 2003


------------------
* Previously filed.
** Filed herewith

CUSIP No. 302747100                                                  Page 8 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 4, 2003

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                    By: Barington Companies Investors, LLC, its
                                        general partner


                                    By: /s/ S. E. Cassetta
                                       -----------------------------------------
                                       S.E Cassetta
                                       Executive Vice President and Chief
                                       Operating Officer


                                    JEWELCOR MANAGEMENT, INC.


                                    By: /s/ Richard Huffsmith
                                       -----------------------------------------
                                       Richard Huffsmith
                                       Vice President and General Counsel


                                    RCG AMBROSE MASTER FUND, LTD.


                                    By: /s/ Marran H. Ogilvie
                                       -----------------------------------------
                                       Marran H. Ogilvie
                                       Authorized Signatory


                                    RAMIUS SECURITIES, LLC
                                    By: Ramius Capital Group, LLC, its managing
                                        member


                                    By: /s/ Marran H. Ogilvie
                                       -----------------------------------------
                                       Marran H. Ogilvie
                                       Authorized Signatory

CUSIP No. 302747100


                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

Exhibit 1* Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated March 7, 2003

Exhibit 2** Letter from Barington Capital Group, L.P. to FAB Industries, Inc. dated October 28, 2003

Exhibit 3** Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Jewelcor Management, Inc., RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC dated November 4, 2003


------------------
* Previously filed.
** Filed herewith

CUSIP No. 302747100



                                    SCHEDULE


Shares sold by Barington Companies Equity Partners, L.P.

Date         Number of Shares   Price per Share       Total(*)
----         ----------------   ---------------       --------

11/03/03          12,913            $4.9705          $64,184.07


Shares sold by Jewelcor Management, Inc.

Date         Number of Shares   Price per Share       Total(*)
----         ----------------   ---------------       --------

11/03/03           4,766            $4.9705          $23,689.40


Shares sold by RCG Ambrose Master Trust, Ltd.

Date         Number of Shares   Price per Share       Total(*)
----         ----------------   ---------------       --------

11/03/03           4,765            $4.9705          $23,684.43


Shares sold by Ramius Securities LLC

Date         Number of Shares   Price per Share       Total(*)
----         ----------------   ---------------       --------

11/03/03          12,856            $4.9705          $63,900.75



*        Excludes commissions and other execution-related costs.